United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED STR, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

www.arrived.com

(Issuer’s website)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived STR, LLC (the “Company”), Arrived Fund Manager, LLC (the “manager”), each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest Offering Circular filed by the Company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, and they can invest in real estate without needing to apply for mortgages or take on personal debt. Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making.

Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities. Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2022, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and management of the associated series properties. As of June 30, 2026, our company has acquired 29 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 13 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

The manager has sole discretion in determining what distributions of free cash flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impact the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 12 and 28 series, respectively, totaling $204,190 and $279,228, respectively. For further details, please see Note 7, Members’ Equity – Distributions in our financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Rental Income

Revenues are generated at the series level and are derived from leases on the series property. Rental income increased from $888,106 for the six months ended June 30, 2025 to $1,109,375 for the six months ended June 30, 2026, driven primarily by improved performance across the existing portfolio, including the return to full rental activity in certain properties that experienced vacancy periods in the prior period. All revenues generated during the six months ended June 30, 2026 and 2025 are listed in the table below:

Rental Income
Series Name	June 30, 2026	June 30, 2025
Ace	$58,862	$56,965
Billingswood	17,303	19,815
Cactus	64,500	58,020
Cardinal	98,441	61,362
Coolbaugh	28,390	5,025
Hammock	45,034	33,811
Havasu	27,091	19,616
Hickorybear	13,967	21,324
Kinlani	35,385	39,005
Koi	81,300	72,693
Lakeridge	24,723	16,708
Lodge	38,567	38,705
Longbranch	25,437	25,836
Loop	21,612	15,386
Mirage	14,149	11,702
Myrtle	26,011	23,828
Oasis	22,614	25,187
Opry	28,188	28,947
Orchard	19,424	16,230
Palm	70,219	1,048
Pasquin	18,307	15,253
Pickler	95,125	82,413
Pointbreak	34,773	30,049
Regal	24,555	25,638
Serenity	51,222	32,318
Smokey	20,707	15,130
Solstice	20,431	15,332
Sugarcreek	17,548	13,094
SuiteSpot	65,490	67,669
	$1,109,375	$888,106

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2026 and 2025. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses. Total operating expenses increased from $1,377,191 for the six months ended June 30, 2025 to $1,631,432 for the six months ended June 30, 2026, primarily due to higher variable costs associated with increased occupancy (including cleaning, utilities, and short-term rental host/channel fees) and an increase in related-party management fees from $90,021 to $165,723, primarily reflecting the transition of properties to management under Arrived Property Manager, LLC, partially offset by a decrease in third-party management fees from $117,331 to $81,490. The following table summarizes the total operating expenses by series for the six months ended June 30, 2026 and 2025:

	Operating Expenses
	June 30, 2026			June 30, 2025
Series Name	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Ace	$42,636	$20,793	$63,428	$29,917	$20,258	$50,175
Billingswood	33,162	41,942	75,104	39,189	33,723	72,912
Cactus	41,491	20,761	62,252	32,320	20,761	53,080
Cardinal	55,403	25,958	81,361	32,819	24,682	57,500
Coolbaugh	43,526	18,537	62,063	24,388	18,537	42,925
Hammock	41,255	12,511	53,766	30,415	12,511	42,926
Havasu	41,499	23,379	64,878	35,513	22,240	57,753
Hickorybear	30,317	17,391	47,708	23,052	17,391	40,443
Kinlani	23,174	17,151	40,326	17,140	17,151	34,292
Koi	46,054	31,333	77,386	35,779	31,333	67,111
Lakeridge	27,263	14,015	41,278	19,051	14,015	33,067
Lodge	53,801	27,106	80,907	38,241	27,106	65,347
Longbranch	39,050	21,282	60,331	27,427	21,190	48,617
Loop	26,351	19,113	45,464	18,839	19,113	37,952
Mirage	32,173	11,304	43,477	51,803	10,154	61,957
Myrtle	30,823	13,977	44,800	21,480	13,977	35,456
Oasis	18,782	22,446	41,228	25,142	21,841	46,983
Opry	25,840	16,530	42,370	24,176	16,530	40,705
Orchard	29,370	16,690	46,060	18,144	16,690	34,834
Palm	65,053	29,059	94,112	36,778	19,390	56,168
Pasquin	31,739	18,731	50,470	19,576	17,944	37,519
Pickler	46,010	29,528	75,538	35,018	29,528	64,546
Pointbreak	20,354	13,237	33,591	28,218	12,117	40,335
Regal	25,977	18,938	44,916	25,430	18,938	44,368
Serenity	32,287	26,493	58,780	21,466	26,493	47,959
Smokey	21,031	17,498	38,529	20,932	17,498	38,431
Solstice	39,049	19,088	58,137	14,324	19,088	33,412
Sugarcreek	19,175	11,608	30,783	13,230	11,608	24,838
SuiteSpot	49,940	22,451	72,391	43,129	22,451	65,580
	$1,032,585	$598,848	$1,631,432	$802,934	$574,257	$1,377,191

Other Expenses

Interest expense increased from $193,241 for the six months ended June 30, 2025 to $211,908 for the six months ended June 30, 2026. The increase was driven primarily by a higher outstanding balance of operational notes, related party, which grew from $1,483,022 to $1,828,022 over the period, increasing interest on operational notes payable, related party from $31,269 to $49,936; mortgage interest was relatively flat period over period. The following table summarizes the total of such expenses incurred by each series during the six months ended June 30, 2026 and 2025.

OTHER EXPENSES
Series Name	June 30, 2026	June 30, 2025
Ace	$16,685	$16,451
Billingswood	8,520	5,768
Cactus	16,235	16,262
Cardinal	11,478	11,896
Coolbaugh	1,665	338
Hammock	10,130	9,365
Havasu	16,989	15,237
Hickorybear	1,868	1,575
Kinlani	-	-
Koi	-	754
Lakeridge	10,687	9,823
Lodge	1,747	1,238
Longbranch	349	-
Loop	1,598	450
Mirage	5,038	3,446
Myrtle	2	-
Oasis	20,549	18,783
Opry	17,195	16,459
Orchard	873	360
Palm	15,358	13,349
Pasquin	2,364	1,313
Pickler	-	-
Pointbreak	8,299	7,604
Regal	18,210	17,789
Serenity	15,891	15,891
Smokey	483	-
Solstice	-	-
Sugarcreek	9,693	8,828
SuiteSpot	-	263
	$211,908	$193,241

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

As discussed in Note 3 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon the ability to generate cash flow from rental activities and/or obtain financing from the manager. Management believes that the continued support of the manager and the cash generated from rental operations will provide sufficient liquidity to meet the Company’s obligations. However, there can be no assurance that these plans will be successful.

As of June 30, 2026, the Company’s material capital commitments consisted primarily of $4,721,619 in outstanding mortgage payables, net, and $1,828,022 in outstanding operational notes, related party, which the Company anticipates satisfying from rental cash flows and/or refinancing, as further described in Note 5 and Note 6 to the financial statements.

Cash and Cash Equivalents

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each series, and receipts and/or repayments of amounts due to related parties. Cash increased from $312,498 as of December 31, 2025 to $341,489 as of June 30, 2026, primarily driven by proceeds from operational notes, related party of $345,000, partially offset by distributions of $204,190, purchases of property improvements of $61,229 and net cash used in operating activities of $50,589.

The following table summarizes the cash and cash equivalents by series as of June 30, 2026 and December 31, 2025:

Cash & Cash Equivalents
Series Name	June 30, 2026	December 31, 2025
Ace	$7,689	$861
Billingswood	3,829	-
Cactus	7,780	1,747
Cardinal	12,060	9,012
Coolbaugh	4,958	2,824
Hammock	10,845	1,921
Havasu	1,212	1,386
Hickorybear	3,744	3,781
Kinlani	29,803	29,334
Koi	27,981	11,693
Lakeridge	1,274	4,399
Lodge	2,436	20,032
Longbranch	4,405	10,214
Loop	4,834	8,783
Mirage	4,439	41
Myrtle	6,877	8,402
Oasis	6,924	5,214
Opry	2,928	6,292
Orchard	1,641	4,532
Palm	13,104	1,350
Pasquin	699	1,179
Pickler	86,917	75,886
Pointbreak	9,723	145
Regal	2,283	5,875
Serenity	40,385	39,029
Smokey	2,991	7,005
Solstice	26,342	40,833
Sugarcreek	613	2,607
SuiteSpot	12,777	8,120
	$341,489	$312,498

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years, during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage short-term rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets
Cash	$7,689	$3,829	$7,780	$12,060	$4,958	$10,845
Other receivables	17,150	-	-	4,213	-	-
Prepaid expenses	-	2,412	2,504	9,687	1,816	7,600
Due from (to) third party property managers	-	1,079	1,199	1,277	2,871	3,786
Due from related parties, property manager	-	2,149	-	-	-	-
Due from related parties	-	-	-	-	1,252	-
Total current assets	24,839	9,470	11,483	27,236	10,897	22,231
Property and equipment, net	975,559	917,221	964,760	744,963	445,591	502,520
Total assets	$1,000,398	$926,691	$976,243	$772,199	$456,488	$524,750

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$4,021	$9,782	$10,533	$4,146	$5,018	$21,054
Due from (to) third party property managers	9,035	-	-	-	-	-
Due from related parties, property manager	-	-	-	-	15,163	7,443
Due to (from) related parties	18,629	30,629	22,215	27,897	-	9,196
Total current liabilities	31,685	40,411	32,748	32,043	20,181	37,693
Mortgage payable, net	432,626	-	437,618	306,355	-	225,338
Operational notes, related party	59,000	291,900	14,300	30,100	63,300	74,200
Total liabilities	523,311	332,311	484,666	368,498	83,481	337,231
Members’ equity
Members’ capital	652,139	1,065,859	652,415	448,220	615,510	543,113
Accumulated deficit	(175,052)	(471,479)	(160,838)	(44,519)	(242,503)	(355,593)
Total members’ equity	477,087	594,380	491,578	403,701	373,007	187,520
Total liabilities and members’ equity	$1,000,398	$926,691	$976,243	$772,199	$456,488	$524,750

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets
Cash	$1,212	$3,744	$29,803	$27,981	$1,274	$2,436
Other receivables	-	-	-	-	-	-
Prepaid expenses	2,647	4,097	1,920	2,171	1,229	4,897
Due from (to) third party property managers	-	-	6,150	530	2,109	31
Due from related parties, property manager	-	221	-	-	4,894	9,136
Due from related parties	-	-	-	-	-	-
Total current assets	3,859	8,061	37,872	30,682	9,506	16,500
Property and equipment, net	987,233	690,025	709,934	721,682	534,385	976,342
Total assets	$991,091	$698,086	$747,806	$752,364	$543,891	$992,842

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$18,584	$5,074	$3,314	$3,166	$10,843	$6,885
Due from (to) third party property managers	2,543	-	-	-	-	-
Due from related parties, property manager	2,321	-	-	-	-	-
Due to (from) related parties	4,415	9,024	15,887	20,162	10,610	19,361
Total current liabilities	27,863	14,098	19,201	23,328	21,454	26,246
Mortgage payable, net	469,154	-	-	-	280,500	-
Operational notes, related party	70,800	73,700	-	-	48,500	48,900
Total liabilities	567,817	87,798	19,201	23,328	350,453	75,146
Members’ equity
Members’ capital	749,949	838,720	745,619	819,830	404,681	1,184,614
Accumulated deficit	(326,674)	(228,432)	(17,015)	(90,795)	(211,243)	(266,918)
Total members’ equity	423,274	610,288	728,605	729,035	193,438	917,696
Total liabilities and members’ equity	$991,091	$698,086	$747,806	$752,364	$543,891	$992,842

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets
Cash	$4,405	$4,834	$4,439	$6,877	$6,924	$2,928
Other receivables	4,544	51	-	-	7,464	-
Prepaid expenses	5,071	1,944	1,653	4,114	11,097	2,537
Due from (to) third party property managers	20	-	-	-	-	-
Due from related parties, property manager	-	4,283	-	-	2,665	6,628
Due from related parties	-	-	-	-	-	-
Total current assets	14,040	11,111	6,092	10,991	28,151	12,093
Property and equipment, net	785,341	642,849	584,250	401,901	919,300	1,011,086
Total assets	$799,381	$653,961	$590,343	$412,892	$947,451	$1,023,179

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$5,084	$5,092	$6,629	$4,916	$7,217	$13,819
Due from (to) third party property managers	-	-	2,817	-	-	77
Due from related parties, property manager	897	-	6,990	713	-	-
Due to (from) related parties	10,973	8,708	3,677	5,343	2,724	13,255
Total current liabilities	16,954	13,800	20,113	10,971	9,941	27,152
Mortgage payable, net	-	-	-	-	478,313	458,343
Operational notes, related party	17,000	48,200	173,000	8,600	157,200	27,400
Total liabilities	33,954	62,000	193,113	19,571	645,454	512,894
Members’ equity
Members’ capital	931,460	778,750	717,885	547,784	574,444	756,253
Accumulated deficit	(166,034)	(186,790)	(320,655)	(154,463)	(272,447)	(245,969)
Total members’ equity	765,427	591,961	397,230	393,321	301,998	510,285
Total liabilities and members’ equity	$799,381	$653,961	$590,343	$412,892	$947,451	$1,023,179

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets
Cash	$1,641	$13,104	$699	$86,917	$9,723	$2,283
Other receivables	-	-	-	-	11,397	-
Prepaid expenses	1,398	10,594	1,565	2,390	-	2,499
Due from (to) third party property managers	1,694	-	655	146	-	-
Due from related parties, property manager	4,517	478	-	-	-	2,961
Due from related parties	-	-	649	-	4,791	-
Total current assets	9,249	24,175	3,567	89,453	25,910	7,744
Property and equipment, net	522,244	696,947	471,184	1,053,029	373,512	892,513
Total assets	$531,493	$721,122	$474,751	$1,142,482	$399,423	$900,256

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$2,898	$30,957	$3,875	$3,202	$7,137	$11,412
Due from (to) third party property managers	-	-	-	-	-	-
Due from related parties, property manager	-	-	5,261	-	6,164	-
Due to (from) related parties	8,345	16,591	-	24,265	-	10,899
Total current liabilities	11,243	47,548	9,136	27,467	13,301	22,311
Mortgage payable, net	-	310,287	-	-	153,672	471,438
Operational notes, related party	25,900	256,822	82,300	-	108,000	23,600
Total liabilities	37,143	614,657	91,436	27,467	274,973	517,349
Members’ equity
Members’ capital	704,032	541,348	631,074	1,104,655	379,459	643,559
Accumulated deficit	(209,682)	(434,883)	(247,759)	10,360	(255,009)	(260,651)
Total members’ equity	494,350	106,465	383,315	1,115,015	124,450	382,908
Total liabilities and members’ equity	$531,493	$721,122	$474,751	$1,142,482	$399,423	$900,256

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets
Cash	$40,385	$2,991	$26,342	$613	$12,777	$341,489
Other receivables	-	-	-	-	-	44,820
Prepaid expenses	2,389	1,988	1,998	1,011	2,354	95,582
Due from (to) third party property managers	-	-	-	998	-	22,543
Due from related parties, property manager	-	3,389	5,518	4,758	5,656	57,253
Due from related parties	-	-	-	-	-	6,692
Total current assets	42,773	8,368	33,858	7,379	20,787	568,379
Property and equipment, net	1,011,617	701,716	709,708	404,117	865,759	21,217,287
Total assets	$1,054,390	$710,084	$743,566	$411,495	$886,546	$21,785,666

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$6,640	$2,814	$6,022	$6,789	$3,937	$230,863
Due from (to) third party property managers	1,553	315	75	-	-	16,416
Due from related parties, property manager	-	-	-	-	-	44,952
Due to (from) related parties	19,507	9,648	7,717	5,261	19,283	354,219
Total current liabilities	27,700	12,776	13,814	12,050	23,221	646,450
Mortgage payable, net	489,465	-	-	208,513	-	4,721,619
Operational notes, related party	-	13,900	-	92,200	19,200	1,828,022
Total liabilities	517,166	26,676	13,814	312,762	42,421	7,196,090
Members’ equity
Members’ capital	745,824	849,139	867,072	305,680	1,017,298	20,816,385
Accumulated deficit	(208,600)	(165,731)	(137,320)	(206,946)	(173,172)	(6,226,809)
Total members’ equity	537,224	683,408	729,752	98,733	844,125	14,589,576
Total liabilities and members’ equity	$1,054,390	$710,084	$743,566	$411,495	$886,546	$21,785,666

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets:
Cash	$861	$-	$1,747	$9,012	$2,824	$1,921
Other receivables	-	-	-	-	-	-
Prepaid expenses	14,072	-	-	10,289	-	-
Due from related parties	-	-	-	-	736	-
Due from related parties, property manager	-	-	-	-	-	-
Due from third party property manager	4,311	1,120	8,309	12,215	4,355	4,634
Total current assets	19,244	1,120	10,056	31,516	7,915	6,555
Property and equipment, net	996,351	943,412	985,521	751,776	455,382	515,031
Total assets	$1,015,595	$944,533	$995,577	$783,292	$463,297	$521,586

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$23,088	$7,600	$1,869	$1,855	$21,482
Due to related parties, property manager	-	-	-	-	1,897	4,731
Due to related parties	15,548	36,044	18,986	22,837	-	1,538
Total current liabilities	15,548	59,132	26,586	24,705	3,752	27,751
Mortgage payable, net	432,467	-	436,517	306,239	-	224,753
Operational notes, related party	59,000	224,700	15,300	31,100	51,200	62,700
Total liabilities	507,015	283,832	478,403	362,044	54,952	315,204
Members’ equity
Members’ capital	662,381	1,065,859	664,024	471,369	615,510	543,113
Accumulated deficit	(153,800)	(405,158)	(146,851)	(50,121)	(207,165)	(336,730)
Total members’ equity	508,580	660,701	517,174	421,248	408,345	206,382
Total liabilities and members’ equity	$1,015,595	$944,533	$995,577	$783,292	$463,297	$521,586

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets:
Cash	$1,386	$3,781	$29,334	$11,693	$4,399	$20,032
Other receivables	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-
Due from related parties, property manager	-	-	-	-	-	-
Due from third party property manager	3,054	5,449	13,601	11,794	4,909	15,208
Total current assets	4,440	9,230	42,936	23,488	9,308	35,240
Property and equipment, net	1,010,611	707,416	727,085	753,015	548,400	1,003,448
Total assets	$1,015,052	$716,646	$770,021	$776,503	$557,709	$1,038,689

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$7,998	$498	$3,195	$2,859	$7,371	$271
Due to related parties, property manager	-	-	-	-	1,028	-
Due to related parties	7,231	12,850	11,633	13,087	337	21,308
Total current liabilities	15,229	13,348	14,828	15,946	8,736	21,578
Mortgage payable, net	467,972	-	-	-	279,793	-
Operational notes, related party	53,800	57,400	-	-	48,500	53,900
Total liabilities	537,001	70,748	14,828	15,946	337,030	75,478
Members’ equity
Members’ capital	749,949	838,720	767,267	855,265	404,681	1,186,041
Accumulated deficit	(271,898)	(192,822)	(12,074)	(94,709)	(184,001)	(222,831)
Total members’ equity	478,050	645,897	755,193	760,557	220,679	963,210
Total liabilities and members’ equity	$1,015,052	$716,646	$770,021	$776,503	$557,709	$1,038,689

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets:
Cash	$10,214	$8,783	$41	$8,402	$5,214	$6,292
Other receivables	4,544	51	-	-	-	-
Prepaid expenses	732	-	512	-	12,038	-
Due from related parties	-	31,935	-	-	24,017	5,707
Due from related parties, property manager	-	-	-	1,301	-	-
Due from third party property manager	11,819	-	3,076	-	-	-
Total current assets	27,309	40,769	3,628	9,704	41,268	11,999
Property and equipment, net	801,122	661,962	595,554	415,878	929,658	1,027,615
Total assets	$828,432	$702,731	$599,183	$425,582	$970,926	$1,039,615

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$2,452	$6,054	$7,339	$1,083	$13,053
Due to related parties, property manager	-	32,760	-	-	34,145	10,814
Due to related parties	15,937	-	6,633	6,132	-	-
Total current liabilities	15,937	35,211	12,687	13,471	35,228	23,867
Mortgage payable, net	-	-	-	-	478,138	457,188
Operational notes, related party	10,700	49,200	154,900	-	116,400	16,900
Total liabilities	26,637	84,411	167,587	13,471	629,765	497,954
Members’ equity
Members’ capital	932,585	779,660	717,885	547,784	574,444	756,253
Accumulated deficit	(130,790)	(161,340)	(286,289)	(135,673)	(233,284)	(214,592)
Total members’ equity	801,795	618,320	431,596	412,111	341,160	541,661
Total liabilities and members’ equity	$828,432	$702,731	$599,183	$425,582	$970,926	$1,039,615

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets:
Cash	$4,532	$1,350	$1,179	$75,886	$145	$5,875
Other receivables	-	-	-	-	-	-
Prepaid expenses	142	-	-	-	5,432	-
Due from related parties	-	-	3,107	-	6,127	3,895
Due from related parties, property manager	206	-	-	-	-	-
Due from third party property manager	6,076	2,958	2,226	18,387	-	-
Total current assets	10,955	4,308	6,512	94,273	11,704	9,770
Property and equipment, net	538,934	726,006	489,915	1,082,557	386,749	911,451
Total assets	$549,889	$730,314	$496,427	$1,176,830	$398,453	$921,221

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$17,133	$2,271	$2,783	$8,058	$9,574
Due to related parties, property manager	-	2,015	3,613	-	12,729	7,019
Due to related parties	301	103,823	-	16,449	-	-
Total current liabilities	301	122,971	5,885	19,231	20,788	16,592
Mortgage payable, net	-	309,506	-	-	153,599	470,250
Operational notes, related party	26,900	152,122	72,700	-	92,500	12,900
Total liabilities	27,201	584,599	78,585	19,231	266,886	499,742
Members’ equity
Members’ capital	704,860	541,348	631,074	1,166,826	379,459	643,559
Accumulated deficit	(182,172)	(395,633)	(213,231)	(9,227)	(247,893)	(222,080)
Total members’ equity	522,688	145,715	417,842	1,157,599	131,567	421,479
Total liabilities and members’ equity	$549,889	$730,314	$496,427	$1,176,830	$398,453	$921,221

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets:
Cash	$39,029	$7,005	$40,833	$2,607	$8,120	$312,498
Other receivables	-	-	-	-	-	4,595
Prepaid expenses	-	-	4,979	-	1,013	49,208
Due from related parties	-	9,127	-	4,933	-	89,584
Due from related parties, property manager	-	-	-	-	2,687	4,194
Due from third party property manager	14,010	-	869	3,605	-	151,987
Total current assets	53,039	16,132	46,682	11,145	11,820	612,067
Property and equipment, net	1,038,110	719,215	728,796	415,725	888,210	21,754,906
Total assets	$1,091,149	$735,347	$775,478	$426,869	$900,030	$22,366,973

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$6,323	$7,220	$2,026	$5,771	$3,090	$172,314
Due to related parties, property manager	-	11,513	-	5,349	-	127,614
Due to related parties	13,939	-	5,994	-	13,045	343,651
Total current liabilities	20,261	18,733	8,020	11,120	16,135	643,579
Mortgage payable, net	488,233	-	-	207,988	-	4,712,641
Operational notes, related party	-	14,900	-	86,100	19,200	1,483,022
Total liabilities	508,494	33,633	8,020	305,207	35,335	6,839,241
Members’ equity
Members’ capital	767,804	849,139	867,072	305,680	1,030,966	21,020,576
Accumulated deficit	(185,150)	(147,425)	(99,614)	(184,018)	(166,270)	(5,492,844)
Total members’ equity	582,654	701,713	767,458	121,662	864,695	15,527,731
Total liabilities and members’ equity	$1,091,149	$735,347	$775,478	$426,869	$900,030	$22,366,973

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Rental income	$58,862	$17,303	$64,500	$98,441	$28,390	$45,034

Operating expenses:
Depreciation	20,793	41,942	20,761	25,958	18,537	12,511
Insurance	1,636	1,551	1,612	1,567	536	5,705
Management fees	8,884	-	9,474	14,655	-	-
Management fees, related party	2,943	4,206	3,225	4,922	6,998	11,059
Repairs & maintenance	7,652	8,766	10,057	12,188	16,865	6,985
Property taxes	3,669	(7,629)	1,894	2,069	5,202	5,296
Other operating expenses	17,852	26,270	15,231	20,001	13,926	12,211
Total operating expenses	63,428	75,104	62,252	81,361	62,063	53,766

Income (loss) from operations	(4,566)	(57,801)	2,249	17,080	(33,673)	(8,732)

Other expenses
Interest expense	16,685	8,520	16,235	11,478	1,665	10,130
Total other expenses	16,685	8,520	16,235	11,478	1,665	10,130

Net income (loss)	$(21,251)	$(66,321)	$(13,987)	$5,602	$(35,338)	$(18,862)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Rental income	$27,091	$13,967	$35,385	$81,300	$24,723	$38,567

Operating expenses:
Depreciation	23,379	17,391	17,151	31,333	14,015	27,106
Insurance	2,002	2,892	1,235	1,396	1,199	3,433
Management fees	2,617	968	5,309	12,038	-	2,802
Management fees, related party	3,302	2,135	1,769	4,065	5,861	6,030
Repairs & maintenance	12,501	4,862	2,997	8,481	8,217	12,548
Property taxes	2,261	3,291	2,112	2,034	4,212	6,028
Other operating expenses	18,815	16,168	9,752	18,039	7,773	22,960
Total operating expenses	64,878	47,708	40,326	77,386	41,278	80,907

Income (loss) from operations	(37,787)	(33,741)	(4,940)	3,914	(16,555)	(42,340)

Other expenses
Interest expense	16,989	1,868	-	-	10,687	1,747
Total other expenses	16,989	1,868	-	-	10,687	1,747

Net income (loss)	$(54,776)	$(35,609)	$(4,940)	$3,914	$(27,241)	$(44,087)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Rental income	$25,437	$21,612	$14,149	$26,011	$22,614	$28,188

Operating expenses:
Depreciation	21,282	19,113	11,304	13,977	22,446	16,530
Insurance	3,640	2,154	1,260	3,745	(2,285)	2,282
Management fees	2,058	-	654	-	-	-
Management fees, related party	3,730	5,403	2,634	6,323	5,634	6,967
Repairs & maintenance	6,179	2,162	6,229	3,673	1,094	(625)
Property taxes	4,212	9,306	4,357	6,127	5,004	7,905
Other operating expenses	19,231	7,326	17,039	10,956	9,335	9,312
Total operating expenses	60,331	45,464	43,477	44,800	41,228	42,370

Income (loss) from operations	(34,894)	(23,852)	(29,328)	(18,788)	(18,614)	(14,182)

Other expenses
Interest expense	349	1,598	5,038	2	20,549	17,195
Total other expenses	349	1,598	5,038	2	20,549	17,195

Net income (loss)	$(35,243)	$(25,450)	$(34,366)	$(18,790)	$(39,163)	$(31,376)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Rental income	$19,424	$70,219	$18,307	$95,125	$34,773	$24,555

Operating expenses:
Depreciation	16,690	29,059	18,731	29,528	13,237	18,938
Insurance	1,179	8,296	1,394	1,538	4,281	2,244
Management fees	-	-	-	14,365	-	-
Management fees, related party	4,576	17,515	4,517	4,756	7,953	5,959
Repairs & maintenance	9,236	12,629	10,823	7,359	(535)	4,319
Property taxes	6,479	9,269	3,049	2,102	3,368	3,812
Other operating expenses	7,900	17,343	11,956	15,889	5,287	9,644
Total operating expenses	46,060	94,112	50,470	75,538	33,591	44,916

Income (loss) from operations	(26,637)	(23,892)	(32,163)	19,587	1,182	(20,361)

Other expenses
Interest expense	873	15,358	2,364	-	8,299	18,210
Total other expenses	873	15,358	2,364	-	8,299	18,210

Net income (loss)	$(27,510)	$(39,250)	$(34,527)	$19,587	$(7,117)	$(38,571)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Rental income	$51,222	$20,707	$20,431	$17,548	$65,490	$1,109,375

Operating expenses:
Depreciation	26,493	17,498	19,088	11,608	22,451	598,848
Insurance	1,537	1,553	1,311	969	2,243	62,106
Management fees	7,683	-	(17)	-	-	81,490
Management fees, related party	2,561	5,017	5,066	4,227	16,372	165,723
Repairs & maintenance	4,998	1,694	8,886	5,501	9,010	204,751
Property taxes	2,995	1,591	885	1,564	7,569	110,032
Other operating expenses	12,513	11,176	22,919	6,915	14,745	408,483
Total operating expenses	58,780	38,529	58,137	30,783	72,391	1,631,432

Income (loss) from operations	(7,558)	(17,822)	(37,706)	(13,235)	(6,902)	(522,057)

Other expenses
Interest expense	15,891	483	-	9,693	-	211,908
Total other expenses	15,891	483	-	9,693	-	211,908

Net income (loss)	$(23,450)	$(18,305)	$(37,706)	$(22,929)	$(6,902)	$(733,965)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Rental income	$56,965	$19,815	$58,020	$61,362	$5,025	$33,811

Operating expenses:
Depreciation	20,258	33,723	20,761	24,682	18,537	12,511
Insurance	1,606	1,723	1,582	1,539	1,192	5,100
Management fees	8,491	3,711	8,255	8,744	937	6,321
Management fees, related party	2,848	991	2,901	3,068	251	1,691
Repairs & maintenance	4,636	3,744	6,136	6,560	4,910	5,541
Property taxes	1,911	17,766	1,814	1,945	4,880	4,252
Other operating expenses	10,425	11,255	11,631	10,962	12,218	7,510
Total operating expenses	50,175	72,912	53,080	57,500	42,925	42,926

Income (loss) from operations	6,789	(53,098)	4,939	3,862	(37,900)	(9,115)

Other expenses
Interest expense	16,451	5,768	16,262	11,896	338	9,365
Total other expenses	16,451	5,768	16,262	11,896	338	9,365

Net income (loss)	$(9,662)	$(58,866)	$(11,323)	$(8,034)	$(38,237)	$(18,480)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Rental income	$19,616	$21,324	$39,005	$72,693	$16,708	$38,705

Operating expenses:
Depreciation	22,240	17,391	17,151	31,333	14,015	27,106
Insurance	1,982	3,106	1,212	1,371	1,187	3,653
Management fees	9,133	3,464	5,851	10,830	3,074	7,202
Management fees, related party	983	1,066	1,950	3,635	835	1,935
Repairs & maintenance	18,187	6,347	1,545	4,977	5,864	11,453
Property taxes	2,219	2,613	2,053	1,883	1,242	4,285
Other operating expenses	3,010	6,455	4,529	13,084	6,849	9,713
Total operating expenses	57,753	40,443	34,292	67,111	33,067	65,347

Income (loss) from operations	(38,137)	(19,118)	4,713	5,581	(16,359)	(26,642)

Other expenses
Interest expense	15,237	1,575	-	754	9,823	1,238
Total other expenses	15,237	1,575	-	754	9,823	1,238

Net income (loss)	$(53,375)	$(20,693)	$4,713	$4,827	$(26,182)	$(27,879)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Rental income	$25,836	$15,386	$11,702	$23,828	$25,187	$28,947

Operating expenses:
Depreciation	21,190	19,113	10,154	13,977	21,841	16,530
Insurance	3,811	903	1,322	2,624	499	2,046
Management fees	5,074	-	8,160	-	-	-
Management fees, related party	1,312	3,847	633	5,937	6,322	7,217
Repairs & maintenance	4,692	6,286	14,327	2,372	2,013	2,929
Property taxes	6,187	1,332	4,637	4,476	8,558	7,159
Other operating expenses	6,351	6,472	22,725	6,071	7,750	4,825
Total operating expenses	48,617	37,952	61,957	35,456	46,983	40,705

Income (loss) from operations	(22,781)	(22,565)	(50,255)	(11,628)	(21,796)	(11,758)

Other expenses
Interest expense	-	450	3,446	-	18,783	16,459
Total other expenses	-	450	3,446	-	18,783	16,459

Net income (loss)	$(22,781)	$(23,015)	$(53,701)	$(11,628)	$(40,579)	$(28,217)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Rental income	$16,230	$1,048	$15,253	$82,413	$30,049	$25,638

Operating expenses:
Depreciation	16,690	19,390	17,944	29,528	12,117	18,938
Insurance	1,279	7,947	1,343	1,510	3,146	1,535
Management fees	2,967	193	2,525	12,321	-	-
Management fees, related party	812	52	763	4,121	7,102	6,259
Repairs & maintenance	4,385	15,162	1,799	6,374	8,727	8,316
Property taxes	1,362	4,132	3,173	1,950	2,713	3,577
Other operating expenses	7,340	9,292	9,973	8,742	6,530	5,742
Total operating expenses	34,834	56,168	37,519	64,546	40,335	44,368

Income (loss) from operations	(18,604)	(55,121)	(22,266)	17,867	(10,286)	(18,731)

Other expenses
Interest expense	360	13,349	1,313	-	7,604	17,789
Total other expenses	360	13,349	1,313	-	7,604	17,789

Net income (loss)	$(18,964)	$(68,469)	$(23,579)	$17,867	$(17,890)	$(36,519)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Rental income	$32,318	$15,130	$15,332	$13,094	$67,669	$888,106

Operating expenses:
Depreciation	26,493	17,498	19,088	11,608	22,451	574,257
Insurance	1,509	1,676	1,426	1,002	2,339	61,169
Management fees	4,840	-	2,851	2,388	-	117,331
Management fees, related party	1,616	3,536	767	655	16,917	90,021
Repairs & maintenance	5,941	5,698	4,858	3,907	11,587	189,272
Property taxes	2,931	3,704	1,024	698	1,848	106,323
Other operating expenses	4,629	6,318	3,399	4,580	10,438	238,818
Total operating expenses	47,959	38,431	33,412	24,838	65,580	1,377,191

Income (loss) from operations	(15,641)	(23,300)	(18,080)	(11,744)	2,088	(489,085)

Other expenses
Interest expense	15,891	-	-	8,828	263	193,241
Total other expenses	15,891	-	-	8,828	263	193,241

Net income (loss)	$(31,532)	$(23,300)	$(18,080)	$(20,572)	$1,826	$(682,326)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Balance at January 1, 2026	$508,580	$660,701	$517,174	$421,248	$408,345	$206,382
Distributions	(10,242)	-	(11,609)	(23,149)	-	-
Net income (loss)	(21,251)	(66,321)	(13,987)	5,602	(35,338)	(18,862)
Balance at June 30, 2026	$477,087	$594,380	$491,578	$403,701	$373,007	$187,520

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Balance at January 1, 2026	$478,050	$645,897	$755,193	$760,557	$220,679	$963,210
Distributions	-	-	(21,647)	(35,435)	-	(1,427)
Net income (loss)	(54,776)	(35,609)	(4,940)	3,914	(27,241)	(44,087)
Balance at June 30, 2026	$423,274	$610,288	$728,605	$729,035	$193,438	$917,696

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Balance at January 1, 2026	$801,795	$618,320	$431,596	$412,111	$341,160	$541,661
Distributions	(1,125)	(909)	-	-	-	-
Net income (loss)	(35,243)	(25,450)	(34,366)	(18,790)	(39,163)	(31,376)
Balance at June 30, 2026	$765,427	$591,961	$397,230	$393,321	$301,998	$510,285

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Balance at January 1, 2026	$522,688	$145,715	$417,842	$1,157,599	$131,567	$421,479
Distributions	(828)	-	-	(62,171)	-	-
Net income (loss)	(27,510)	(39,250)	(34,527)	19,587	(7,117)	(38,571)
Balance at June 30, 2026	$494,350	$106,465	$383,315	$1,115,015	$124,450	$382,908

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Balance at January 1, 2026	$582,654	$701,713	$767,458	$121,662	$864,695	$15,527,731
Distributions	(21,980)	-	-	-	(13,668)	(204,190)
Net income (loss)	(23,450)	(18,305)	(37,706)	(22,929)	(6,902)	(733,965)
Balance at June 30, 2026	$537,224	$683,408	$729,752	$98,733	$844,125	$14,589,576

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Balance at January 1, 2025	$564,957	$790,849	$575,511	$457,071	$481,577	$270,915
Distributions	(12,914)	(5,595)	(15,271)	(11,376)	(1,423)	(3,686)
Net income (loss)	(9,662)	(58,866)	(11,323)	(8,034)	(38,237)	(18,480)
Balance at June 30, 2025	$542,381	$726,387	$548,918	$437,661	$441,917	$248,748

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Balance at January 1, 2025	$571,237	$695,454	$794,599	$801,901	$277,985	$1,021,266
Distributions	(4,590)	(5,012)	(25,091)	(20,028)	(2,697)	(8,559)
Net income (loss)	(53,375)	(20,693)	4,713	4,827	(26,182)	(27,879)
Balance at June 30, 2025	$513,272	$669,749	$774,221	$786,700	$249,106	$984,827

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Balance at January 1, 2025	$851,384	$668,977	$509,175	$454,990	$423,937	$594,683
Distributions	(10,686)	(4,547)	(4,202)	(6,448)	(3,656)	(4,645)
Net income (loss)	(22,781)	(23,015)	(53,701)	(11,628)	(40,579)	(28,217)
Balance at June 30, 2025	$817,918	$641,415	$451,272	$436,914	$379,702	$561,820

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Balance at January 1, 2025	$564,853	$282,593	$481,741	$1,226,793	$183,442	$491,648
Distributions	(4,141)	-	(3,657)	(53,182)	(2,949)	(4,022)
Net income (loss)	(18,964)	(68,469)	(23,579)	17,867	(17,890)	(36,519)
Balance at June 30, 2025	$541,749	$214,124	$454,506	$1,191,478	$162,603	$451,107

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Balance at January 1, 2025	$664,084	$757,406	$830,375	$174,886	$909,559	$17,373,848
Distributions	(18,913)	(7,862)	(12,343)	(1,851)	(19,880)	(279,228)
Net income (loss)	(31,532)	(23,300)	(18,080)	(20,572)	1,826	(682,326)
Balance at June 30, 2025	$613,638	$726,244	$799,951	$152,463	$891,505	$16,412,294

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Cash flows from operating activities
Net income (loss)	$(21,251)	$(66,321)	$(13,987)	$5,602	$(35,338)	$(18,862)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	20,793	41,942	20,761	25,958	18,537	12,511
Amortization	159	-	1,101	117	-	585
(Increase) Decrease in assets
Other receivables	(17,150)	-	-	(4,213)	-	-
Due (from) to third party property managers	13,346	41	7,110	10,938	1,485	848
Prepaid expenses	14,072	(2,412)	(2,504)	602	(1,816)	(7,600)
Increase (decrease) in liabilities
Accrued expenses	4,021	(13,307)	2,933	2,277	3,163	(428)
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	(2,149)	-	-	13,266	2,712
Due to (from) related parties	3,081	(5,414)	3,229	5,060	(517)	7,659
Net cash provided by (used in) operating activities	17,070	(47,621)	18,642	46,341	(1,221)	(2,577)

Cash Flows from Investing Activities
Purchase of property improvements	-	(15,751)	-	(19,145)	(8,745)	-
Net cash used in investing activities	-	(15,751)	-	(19,145)	(8,745)	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	59,000	291,900	14,300	30,100	63,300	74,200
Repayments of operational notes payable, related party	(59,000)	(224,700)	(15,300)	(31,100)	(51,200)	(62,700)
Distributions	(10,242)	-	(11,609)	(23,149)	-	-
Net cash provided by (used in) financing activities	(10,242)	67,200	(12,609)	(24,149)	12,100	11,500
Net change in cash	6,828	3,829	6,033	3,047	2,134	8,923
Cash at beginning of the period	861	-	1,747	9,012	2,824	1,921
Cash at end of the period	$7,689	$3,829	$7,780	$12,060	$4,958	$10,845

Cash paid for income taxes	$50	$-	$50	$-	$108	$-
Cash paid for interest expenses	$16,685	$8,520	$16,235	$11,478	$1,665	$10,130

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Cash flows from operating activities
Net income (loss)	$(54,776)	$(35,609)	$(4,940)	$3,914	$(27,241)	$(44,087)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	23,379	17,391	17,151	31,333	14,015	27,106
Amortization	1,181	-	-	-	706	-
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	5,597	5,449	7,452	11,265	2,801	15,177
Prepaid expenses	(2,647)	(4,097)	(1,920)	(2,171)	(1,229)	(4,897)
Increase (decrease) in liabilities
Accrued expenses	10,586	4,576	119	307	3,473	6,615
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	2,321	(221)	-	-	(5,922)	(9,136)
Due to (from) related parties	(2,817)	(3,827)	4,254	7,075	10,273	(1,947)
Net cash provided by (used in) operating activities	(17,175)	(16,337)	22,116	51,723	(3,125)	(11,169)

Cash Flows from Investing Activities
Purchase of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	70,800	73,700	-	-	48,500	48,900
Repayments of operational notes payable, related party	(53,800)	(57,400)	-	-	(48,500)	(53,900)
Distributions	-	-	(21,647)	(35,435)	-	(1,427)
Net cash provided by (used in) financing activities	17,000	16,300	(21,647)	(35,435)	-	(6,427)
Net change in cash	(175)	(37)	468	16,287	(3,125)	(17,596)
Cash at beginning of the period	1,386	3,781	29,334	11,693	4,399	20,032
Cash at end of the period	$1,212	$3,744	$29,803	$27,981	$1,274	$2,436

Cash paid for income taxes	$67	$-	$50	$-	$3,223	$1,022
Cash paid for interest expenses	$16,989	$1,868	$-	$-	$10,687	$1,747

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Cash flows from operating activities
Net income (loss)	$(35,243)	$(25,450)	$(34,366)	$(18,790)	$(39,163)	$(31,376)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	21,282	19,113	11,304	13,977	22,446	16,530
Amortization	-	-	-	-	175	1,155
(Increase) Decrease in assets
Other receivables	-	-	-	-	(7,464)	-
Due (from) to third party property managers	11,799	-	5,893	-	-	77
Prepaid expenses	(4,339)	(1,944)	(1,142)	(4,114)	940	(2,537)
Increase (decrease) in liabilities
Accrued expenses	5,084	2,640	576	(2,422)	6,134	767
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	897	(37,042)	6,990	2,014	(36,810)	(17,442)
Due to (from) related parties	(4,964)	40,643	(2,957)	(790)	26,741	18,962
Net cash provided by (used in) operating activities	(5,485)	(2,040)	(13,702)	(10,126)	(27,001)	(13,865)

Cash Flows from Investing Activities
Purchase of property improvements	(5,500)	-	-	-	(12,089)	-
Net cash used in investing activities	(5,500)	-	-	-	(12,089)	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	17,000	48,200	173,000	8,600	157,200	27,400
Repayments of operational notes payable, related party	(10,700)	(49,200)	(154,900)	-	(116,400)	(16,900)
Distributions	(1,125)	(909)	-	-	-	-
Net cash provided by (used in) financing activities	5,175	(1,909)	18,100	8,600	40,800	10,500
Net change in cash	(5,809)	(3,949)	4,398	(1,526)	1,710	(3,365)
Cash at beginning of the period	10,214	8,783	41	8,402	5,214	6,292
Cash at end of the period	$4,405	$4,834	$4,439	$6,877	$6,924	$2,928

Cash paid for income taxes	$506	$5,690	$800	$2,714	$300	$3,137
Cash paid for interest expenses	$349	$1,598	$5,038	$2	$20,549	$17,195

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Cash flows from operating activities
Net income (loss)	$(27,510)	$(39,250)	$(34,527)	$19,587	$(7,117)	$(38,571)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	16,690	29,059	18,731	29,528	13,237	18,938
Amortization	-	781	-	-	73	1,187
(Increase) Decrease in assets
Other receivables	-	-	-	-	(11,397)	-
Due (from) to third party property managers	4,382	2,958	1,571	18,241	-	-
Prepaid expenses	(1,256)	(10,594)	(1,565)	(2,390)	5,432	(2,499)
Increase (decrease) in liabilities
Accrued expenses	2,898	13,824	1,604	420	(921)	1,839
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	(4,311)	(2,493)	1,648	-	(6,566)	(9,980)
Due to (from) related parties	8,043	(87,232)	2,459	7,816	1,336	14,794
Net cash provided by (used in) operating activities	(1,063)	(92,946)	(10,080)	73,202	(5,922)	(14,291)

Cash Flows from Investing Activities
Purchase of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	25,900	256,822	82,300	-	108,000	23,600
Repayments of operational notes payable, related party	(26,900)	(152,122)	(72,700)	-	(92,500)	(12,900)
Distributions	(828)	-	-	(62,171)	-	-
Net cash provided by (used in) financing activities	(1,828)	104,700	9,600	(62,171)	15,500	10,700
Net change in cash	(2,891)	11,754	(480)	11,031	9,578	(3,591)
Cash at beginning of the period	4,532	1,350	1,179	75,886	145	5,875
Cash at end of the period	$1,641	$13,104	$699	$86,917	$9,723	$2,283

Cash paid for income taxes	$1,421	$4,967	$96	$50	$2,047	$2,593
Cash paid for interest expenses	$873	$15,358	$2,364	$-	$8,299	$18,210

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Cash flows from operating activities
Net income (loss)	$(23,450)	$(18,305)	$(37,706)	$(22,929)	$(6,902)	$(733,965)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	26,493	17,498	19,088	11,608	22,451	598,848
Amortization	1,232	-	-	525	-	8,978
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	(40,224)
Due (from) to third party property managers	15,563	315	944	2,607	-	145,859
Prepaid expenses	(2,389)	(1,988)	2,981	(1,011)	(1,342)	(46,374)
Increase (decrease) in liabilities
Accrued expenses	317	(4,407)	3,997	1,019	847	58,550
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	(14,902)	(5,518)	(10,107)	(2,968)	(135,720)
Due to (from) related parties	5,569	18,775	1,722	10,194	6,238	93,460
Net cash provided by (used in) operating activities	23,336	(3,014)	(14,492)	(8,094)	18,325	(50,589)

Cash Flows from Investing Activities
Purchase of property improvements	-	-	-	-	-	(61,229)
Net cash used in investing activities	-	-	-	-	-	(61,229)

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	13,900	-	92,200	19,200	1,828,022
Repayments of operational notes payable, related party	-	(14,900)	-	(86,100)	(19,200)	(1,483,022)
Distributions	(21,980)	-	-	-	(13,668)	(204,190)
Net cash provided by (used in) financing activities	(21,980)	(1,000)	-	6,100	(13,668)	140,810
Net change in cash	1,356	(4,014)	(14,492)	(1,994)	4,657	28,991
Cash at beginning of the period	39,029	7,005	40,833	2,607	8,120	312,498
Cash at end of the period	$40,385	$2,991	$26,342	$613	$12,777	$341,489

Cash paid for income taxes	$50	$2,899	$-	$1,071	$6,318	$39,230
Cash paid for interest expenses	$15,891	$483	$-	$9,693	$-	$211,908

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Cash flows from operating activities
Net income (loss)	$(9,662)	$(58,866)	$(11,323)	$(8,034)	$(38,237)	$(18,480)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	20,258	33,723	20,761	24,682	18,537	12,511
Amortization	159	-	1,101	117	-	585
(Increase) Decrease in assets
Due (from) to third party property managers	6,453	(3,544)	6,126	6,098	1,679	(3,214)
Prepaid expenses	(2,579)	1,015	1,055	(1,657)	764	3,266
Increase (decrease) in liabilities
Accrued expenses	(3,681)	9,020	(4,070)	(3,256)	1,174	2,880
Due from related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	1,223	(42,438)	4,575	2,233	2,950	6,587
Net cash provided by (used in) operating activities	12,171	(61,090)	18,224	20,182	(13,133)	4,135

Cash Flows from Investing Activities
Purchase of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	49,200	-	-	11,000	-
Distributions	(12,914)	(5,595)	(15,271)	(11,376)	(1,423)	(3,686)
Net cash provided by (used in) financing activities	(12,914)	43,605	(15,271)	(11,376)	9,577	(3,686)
Net change in cash	(743)	(17,486)	2,953	8,806	(3,557)	449
Cash at beginning of the period	11,204	23,769	13,750	9,676	4,409	4,476
Cash at end of the period	$10,461	$6,283	$16,703	$18,482	$852	$4,924

Cash paid for income taxes	$116	$25	$107	$50	$-	$-
Cash paid for interest expenses	$16,451	$5,768	$16,262	$11,896	$338	$9,365

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Cash flows from operating activities
Net income (loss)	$(53,375)	$(20,693)	$4,713	$4,827	$(26,182)	$(27,879)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	22,240	17,391	17,151	31,333	14,015	27,106
Amortization	1,181	-	-	-	706	-
(Increase) Decrease in assets
Due (from) to third party property managers	(2,694)	378	4,212	5,353	(1,962)	(2,206)
Prepaid expenses	1,115	1,501	808	914	513	2,095
Increase (decrease) in liabilities
Accrued expenses	(4,016)	(1,385)	(5,182)	(3,811)	(679)	(2,926)
Due from related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	3,044	(1,174)	3,266	5,362	4,701	1,861
Net cash provided by (used in) operating activities	(32,505)	(3,981)	24,968	43,978	(8,886)	(1,949)

Cash Flows from Investing Activities
Purchase of property improvements	(17,089)	-	-	-	-	-
Net cash used in investing activities	(17,089)	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	42,000	5,500	-	-	6,000	6,000
Distributions	(4,590)	(5,012)	(25,091)	(20,028)	(2,697)	(8,559)
Net cash provided by (used in) financing activities	37,410	488	(25,091)	(20,028)	3,303	(2,559)
Net change in cash	(12,185)	(3,493)	(123)	23,950	(5,584)	(4,508)
Cash at beginning of the period	12,195	3,807	41,377	13,340	5,776	5,577
Cash at end of the period	$10	$314	$41,254	$37,290	$193	$1,069

Cash paid for income taxes	$50	$(970)	$50	$-	$250	$(1,746)
Cash paid for interest expenses	$15,237	$1,575	$-	$754	$9,823	$1,238

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Cash flows from operating activities
Net income (loss)	$(22,781)	$(23,015)	$(53,701)	$(11,628)	$(40,579)	$(28,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	21,190	19,113	10,154	13,977	21,841	16,530
Amortization	-	-	-	-	175	1,155
(Increase) Decrease in assets
Due (from) to third party property managers	(1,564)	-	1,556	-	-	77
Prepaid expenses	2,170	815	696	1,747	(2,337)	-
Increase (decrease) in liabilities
Accrued expenses	950	(1,904)	(2,204)	(5,442)	(813)	(6,535)
Due from related parties, property manager	-	3,857	-	(5,314)	6,988	5,764
Due to (from) related parties	1,679	4,077	3,967	2,154	(5,473)	37
Net cash provided by (used in) operating activities	1,644	2,942	(39,533)	(4,506)	(20,198)	(11,190)

Cash Flows from Investing Activities
Purchase of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	-	36,800	-	23,100	8,400
Distributions	(10,686)	(4,547)	(4,202)	(6,448)	(3,656)	(4,645)
Net cash provided by (used in) financing activities	(10,686)	(4,547)	32,599	(6,448)	19,444	3,755
Net change in cash	(9,042)	(1,605)	(6,935)	(10,954)	(754)	(7,435)
Cash at beginning of the period	10,512	7,428	8,807	25,169	7,494	12,023
Cash at end of the period	$1,470	$5,823	$1,872	$14,214	$6,740	$4,588

Cash paid for income taxes	$(1,238)	$993	$857	$988	$2,266	$2,792
Cash paid for interest expenses	$-	$450	$3,446	$-	$18,783	$16,459

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Cash flows from operating activities
Net income (loss)	$(18,964)	$(68,469)	$(23,579)	$17,867	$(17,890)	$(36,519)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	16,690	19,390	17,944	29,528	12,117	18,938
Amortization	-	781	-	-	73	1,187
(Increase) Decrease in assets
Due (from) to third party property managers	2,773	18,289	821	4,646	-	-
Prepaid expenses	(339)	4,534	73	1,007	878	1,049
Increase (decrease) in liabilities
Accrued expenses	(3,904)	4,932	(120)	(8,245)	(657)	(2,757)
Due from related parties, property manager	-	(40)	-	-	247	4,487
Due to (from) related parties	6,672	4,659	8,017	5,437	9,717	2,571
Net cash provided by (used in) operating activities	2,929	(15,923)	3,156	50,239	4,486	(11,044)

Cash Flows from Investing Activities
Purchase of property improvements	-	(70,731)	-	-	(5,600)	-
Net cash used in investing activities	-	(70,731)	-	-	(5,600)	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	86,822	-	-	7,300	-
Distributions	(4,141)	-	(3,657)	(53,182)	(2,949)	(4,022)
Net cash provided by (used in) financing activities	(4,141)	86,822	(3,657)	(53,182)	4,351	(4,022)
Net change in cash	(1,212)	168	(501)	(2,943)	3,236	(15,065)
Cash at beginning of the period	3,535	-	1,940	97,847	5,064	20,282
Cash at end of the period	$2,323	$168	$1,438	$94,904	$8,301	$5,216

Cash paid for income taxes	$300	$-	$-	$50	$1,450	$2,359
Cash paid for interest expenses	$360	$13,349	$1,313	$-	$7,604	$17,789

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Cash flows from operating activities
Net income (loss)	$(31,532)	$(23,300)	$(18,080)	$(20,572)	$1,826	$(682,326)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	26,493	17,498	19,088	11,608	22,451	574,257
Amortization	1,232	-	-	525	-	8,978
(Increase) Decrease in assets
Due (from) to third party property managers	7,523	315	(7,030)	1,248	-	45,335
Prepaid expenses	977	832	838	420	991	23,159
Increase (decrease) in liabilities
Accrued expenses	(2,799)	(3,628)	(2,387)	(726)	4,513	(47,657)
Due from related parties, property manager	-	6,064	-	(551)	1,349	22,850
Due to (from) related parties	2,932	(1,960)	2,310	9,562	2,979	51,527
Net cash provided by (used in) operating activities	4,826	(4,179)	(5,261)	1,514	34,109	(3,877)

Cash Flows from Investing Activities
Purchase of property improvements	-	-	-	-	-	(93,420)
Net cash used in investing activities	-	-	-	-	-	(93,420)

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	-	-	-	-	282,122
Distributions	(18,913)	(7,862)	(12,343)	(1,851)	(19,880)	(279,228)
Net cash provided by (used in) financing activities	(18,913)	(7,862)	(12,343)	(1,851)	(19,880)	2,893
Net change in cash	(14,088)	(12,041)	(17,605)	(337)	14,228	(94,404)
Cash at beginning of the period	71,400	13,163	66,103	815	3,225	504,161
Cash at end of the period	$57,312	$1,122	$48,498	$478	$17,454	$409,757

Cash paid for income taxes	$107	$2,240	$-	$200	$739	$12,035
Cash paid for interest expenses	$15,891	$-	$-	$8,828	$263	$193,241

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR, LLC (the “Company”) is a Delaware series limited liability company formed on July 11, 2022, under the laws of Delaware. Arrived STR, LLC was formed to permit public investment in individual single-family short-term rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests that Arrived Fund Manager, LLC (the “manager”) establishes. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

The following list represents each series of Arrived STR, LLC and the wholly-owned limited liability company, which was used to acquire the single-family short-term rental property for each series, along with the date the series was formed and the date the series LLC acquired the single-family short-term rental property as of June 30, 2026.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Ace, a Series of Arrived STR, LLC (Ace)	Arrived AZ Ace, LLC	9/6/2022	9/15/2022
Arrived Series Billingswood, a Series of Arrived STR, LLC (Billingswood)	Arrived NY Billingswood, LLC	2/24/2023	4/13/2023
Arrived Series Cactus, a Series of Arrived STR, LLC (Cactus)	Arrived AZ Cactus, LLC	9/13/2022	9/30/2022
Arrived Series Cardinal, a Series of Arrived STR, LLC (Cardinal)	Arrived AZ Cardinal, LLC	8/25/2022	9/14/2022
Arrived Series Coolbaugh, a Series of Arrived STR, LLC (Coolbaugh)	Arrived PA Coolbaugh, LLC	2/2/2023	3/31/2023
Arrived Series Hammock, a Series of Arrived STR, LLC (Hammock)	Arrived FL Hammock, LLC	8/29/2022	9/23/2022
Arrived Series Havasu, a Series of Arrived STR, LLC (Havasu)	Arrived AZ Havasu, LLC	10/21/2022	11/17/2022
Arrived Series Hickorybear, a Series of Arrived STR, LLC (Hickorybear)	Arrived OK Hickorybear, LLC	1/25/2023	2/16/2023
Arrived Series Kinlani, a Series of Arrived STR, LLC (Kinlani)	Arrived AZ Kinlani, LLC	1/23/2023	2/14/2023
Arrived Series Koi, a Series of Arrived STR, LLC (Koi)	Arrived AZ Koi, LLC	2/22/2023	3/29/2023
Arrived Series Lakeridge, a Series of Arrived STR, LLC (Lakeridge)	Arrived GA Lakeridge, LLC	10/8/2022	11/4/2022
Arrived Series Lodge, a Series of Arrived STR, LLC (Lodge)	Arrived OK Lodge, LLC	11/2/2022	11/21/2022
Arrived Series Longbranch, a Series of Arrived STR, LLC (Longbranch)	Arrived OK Longbranch, LLC	2/17/2023	3/29/2023
Arrived Series Loop, a Series of Arrived STR, LLC (Loop)	Arrived TN Loop, LLC	3/6/2023	4/11/2023
Arrived Series Mirage, a Series of Arrived STR, LLC (Mirage)	Arrived Series Mirage, a Series of Arrived STR, LLC	4/7/2023	9/16/2022
Arrived Series Myrtle, a Series of Arrived STR, LLC (Myrtle)	Arrived SC Myrtle, LLC	12/2/2022	12/22/2022
Arrived Series Oasis, a Series of Arrived STR, LLC (Oasis)	Arrived TN Oasis, LLC	7/25/2022	8/26/2022
Arrived Series Opry, a Series of Arrived STR, LLC (Opry)	Arrived TN Opry, LLC	9/19/2022	1/11/2023
Arrived Series Orchard, a Series of Arrived STR, LLC (Orchard)	Arrived GA Orchard, LLC	8/25/2022	9/30/2022
Arrived Series Palm, a Series of Arrived STR, LLC (Palm)	Arrived FL Palm, LLC	10/10/2022	11/17/2022
Arrived Series Pasquin, a Series of Arrived STR, LLC (Pasquin)	Arrived PA Pasquin, LLC	1/23/2023	2/8/2023
Arrived Series Pickler, a Series of Arrived STR, LLC (Pickler)	Arrived AZ Pickler, LLC	3/16/2023	4/5/2023
Arrived Series Pointbreak, a Series of Arrived STR, LLC (Pointbreak)	Arrived FL Pointbreak, LLC	8/29/2022	9/20/2022
Arrived Series Regal, a Series of Arrived STR, LLC (Regal)	Arrived TN Regal, LLC	11/21/2022	12/19/2022
Arrived Series Serenity, a Series of Arrived STR, LLC (Serenity)	Arrived AZ Serenity, LLC	9/28/2022	10/20/2022
Arrived Series Smokey, a Series of Arrived STR, LLC (Smokey)	Arrived TN Smokey, LLC	3/10/2023	4/25/2023
Arrived Series Solstice, a Series of Arrived STR, LLC (Solstice)	Arrived MO Solstice, LLC	5/24/2023	7/5/2023
Arrived Series Sugarcreek, a Series of Arrived STR, LLC (Sugarcreek)	Arrived GA Sugarcreek, LLC	10/8/2022	11/2/2022
Arrived Series SuiteSpot, a Series of Arrived STR, LLC (SuiteSpot)	Arrived AZ SuiteSpot, LLC	5/15/2023	5/23/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year. The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited consolidated and consolidating financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K. The December 31, 2025 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR, LLC and its series. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing, and compliance costs, as applicable, related to a specific offering. Upon completion of an offering, each series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of the mortgage payables and operational notes payable, related party, approximates their fair values based on interest rates and terms currently available for similar instruments.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by the manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the property management services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents as remitted to the series on a monthly basis. The property management fees charged by Arrived Property Manager, LLC to each series are disclosed in Note 8, Related Party Transactions.

The property manager for each series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Furniture, Fixtures and Equipment

In addition to the management fee, each series shall pay the property manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixtures and equipment (“FF&E Fee”). Each series shall pay the property manager the FF&E Fee upon the purchase of such furniture, fixtures and equipment.

Property Disposition Fee

Upon the disposition and sale of the series’ property, the manager will charge each series a market-rate property disposition fee that will cover property sale expenses such as brokerage commissions, title, escrow, and closing costs. It is expected that the disposition fee charged to each series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to each series, the manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include accrued property taxes, interest payable on the series’ mortgages payable, and interest payable on the series’ operational notes payable, related party.

Due From (To) Third-Party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at period-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and series determined it was not necessary to record an allowance for credit losses as of June 30, 2026 and December 31, 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment include the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income (loss).

Impairment of Long-Lived Assets

The Company and series continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, each series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, each series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company and series did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and December 31, 2025.

Operating Expenses

Each series is responsible for the costs and expenses attributable to the activities of such series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a series property and cannot be covered by any operating expense reserves on the balance sheet of the series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the series with a credit to contributed capital, (b) loan the amount of the operating expenses to the series, on which the manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series’ property, and/or (c) cause additional interests to be issued in the series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made.

The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The series operate rental properties and recognize rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The series have elected and qualify to be taxed as a C corporation. Each series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state levels. At the federal level, the tax rate is 21%. At the state level, income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective July 11, 2022 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of June 30, 2026 and December 31, 2025:

June 30, 2026

Series	Building	Land	Property improvements and furniture, fixtures & equipment	Total	Less: accumulated depreciation	Property and equipment, net
Ace	$784,055	$262,500	$77,590	$1,124,145	$(148,586)	$975,559
Billingswood	580,572	193,524	330,297	1,104,393	(187,172)	917,221
Cactus	786,585	262,125	64,590	1,113,300	(148,540)	964,760
Cardinal	558,670	186,000	164,384	909,054	(164,091)	744,963
Coolbaugh	316,854	105,618	136,501	558,973	(113,382)	445,591
Hammock	408,491	135,000	50,840	594,331	(91,811)	502,520
Havasu	787,910	262,500	90,532	1,140,942	(153,710)	987,233
Hickorybear	542,965	180,988	75,189	799,143	(109,118)	690,025
Kinlani	563,096	187,699	69,134	819,929	(109,995)	709,934
Koi	506,779	168,926	221,186	896,892	(175,210)	721,682
Lakeridge	427,248	141,250	62,470	630,968	(96,583)	534,385
Lodge	776,434	257,500	129,892	1,163,826	(187,483)	976,342
Longbranch	607,063	202,354	107,024	916,441	(131,101)	785,341
Loop	491,284	163,761	101,804	756,849	(113,999)	642,849
Mirage	474,155	157,250	28,735	660,140	(75,890)	584,250
Myrtle	304,778	101,250	84,351	490,379	(88,477)	401,901
Oasis	735,013	245,004	96,863	1,076,880	(157,580)	919,300
Opry	827,688	275,896	14,806	1,118,391	(107,305)	1,011,086
Orchard	415,974	137,500	91,267	644,741	(122,497)	522,244
Palm	467,428	156,250	212,739	836,417	(139,470)	696,947
Pasquin	343,350	114,450	124,883	582,683	(111,499)	471,184
Pickler	811,789	270,596	147,682	1,230,067	(177,038)	1,053,029
Pointbreak	285,408	93,750	80,477	459,635	(86,123)	373,512
Regal	718,253	237,500	58,793	1,014,546	(122,033)	892,513
Serenity	806,520	273,750	118,291	1,198,561	(186,944)	1,011,617
Smokey	551,134	183,711	74,777	809,622	(107,906)	701,716
Solstice	543,583	181,194	92,045	816,822	(107,114)	709,708
Sugarcreek	317,894	105,000	58,281	481,174	(77,058)	404,117
SuiteSpot	670,968	223,656	102,519	997,143	(131,384)	865,759
	$16,411,939	$5,466,504	$3,067,942	$24,946,386	$(3,729,099)	$21,217,287

December 31, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Ace	$784,055	$262,500	$77,590	$1,124,145	$(127,793)	$996,351
Billingswood	580,572	193,524	314,547	1,088,643	(145,230)	943,412
Cactus	786,585	262,125	64,590	1,113,300	(127,780)	985,521
Cardinal	558,670	186,000	145,239	889,909	(138,133)	751,776
Coolbaugh	316,854	105,618	127,756	550,228	(94,846)	455,382
Hammock	408,491	135,000	50,840	594,331	(79,300)	515,031
Havasu	787,910	262,500	90,532	1,140,942	(130,331)	1,010,611
Hickorybear	542,965	180,988	75,189	799,143	(91,727)	707,416
Kinlani	563,096	187,699	69,134	819,929	(92,843)	727,085
Koi	506,779	168,926	221,186	896,892	(143,877)	753,015
Lakeridge	427,248	141,250	62,470	630,968	(82,568)	548,400
Lodge	776,434	257,500	129,892	1,163,826	(160,377)	1,003,448
Longbranch	607,063	202,354	101,524	910,941	(109,819)	801,122
Loop	491,284	163,761	101,804	756,849	(94,887)	661,962
Mirage	474,155	157,250	28,735	660,140	(64,586)	595,554
Myrtle	304,778	101,250	84,351	490,379	(74,501)	415,878
Oasis	735,013	245,004	84,775	1,064,792	(135,134)	929,658
Opry	827,688	275,896	14,806	1,118,391	(90,775)	1,027,615
Orchard	415,974	137,500	91,267	644,741	(105,807)	538,934
Palm	467,428	156,250	212,739	836,417	(110,412)	726,006
Pasquin	343,350	114,450	124,883	582,683	(92,768)	489,915
Pickler	811,789	270,596	147,682	1,230,067	(147,510)	1,082,557
Pointbreak	285,408	93,750	80,477	459,635	(72,886)	386,749
Regal	718,253	237,500	58,793	1,014,546	(103,095)	911,451
Serenity	806,520	273,750	118,291	1,198,561	(160,451)	1,038,110
Smokey	551,134	183,711	74,777	809,622	(90,408)	719,215
Solstice	543,583	181,194	92,045	816,822	(88,026)	728,796
Sugarcreek	317,894	105,000	58,281	481,174	(65,450)	415,725
SuiteSpot	670,968	223,656	102,519	997,143	(108,933)	888,210
	$16,411,939	$5,466,504	$3,006,713	$24,885,157	$(3,130,251)	$21,754,906

Depreciation expense was $598,848 and $574,257, respectively, for the six months ended June 30, 2026 and 2025.

NOTE 5: MORTGAGE PAYABLES, NET

Mortgage payables are secured by each series’ property and have five-year to 30-year terms with initial interest-only periods of five to seven years, during which interest is payable monthly. Certain mortgage payables were issued by a related party, Arrived Short Term Notes, LLC. As of June 30, 2026, all mortgage payables mature in more than one year and are therefore presented as non-current liabilities on the consolidated and consolidating balance sheets. The following is a summary of series mortgage payables as of June 30, 2026 and December 31, 2025:

June 30, 2026

Series	Lender	Address	Mortgage principal	Term (years)	Interest only period (years)	Interest rate	Unamortized Loan Cost	Mortgage Payable, net of unamortized loan fees	Amortization of loan fees
Ace	Certain Lending	14249 N. 49th Street, Scottsdale, AZ 85254	$441,000	30	7	6.625%	$8,374	$432,626	$159
Cactus	Arrived Short Term Notes, LLC	5108 E Janice Way, Scottsdale, AZ 85254	440,370	5	5	6.625%	2,752	437,618	1,101
Cardinal	Certain Lending	6085 North 85th Avenue, Glendale, AZ 85305	312,480	30	7	6.625%	6,125	306,355	117
Hammock	Private Lender	10736 Frances Lane, Largo, FL 33774	226,800	30	5	6.625%	1,462	225,338	585
Havasu	Certain Lending	520 Jones Drive, Havasu City, AZ 86406	472,500	30	5	5.950%	3,346	469,154	1,181
Lakeridge	Arrived Short Term Notes, LLC	105 Lake Ridge Drive, Blue Ridge, GA 30513	282,500	5	5	5.950%	2,000	280,500	706
Oasis	Certain Lending	964 Youngs Lane, Nashville, TN 37207	487,500	30	7	6.625%	9,187	478,313	175
Opry	Arrived Short Term Notes, LLC	3226 Charlotte Avenue, Nashville, TN 37209	462,000	5	5	6.625%	3,658	458,343	1,155
Palm	Arrived Short Term Notes, LLC	2299 Kentucky Street, West Palm Beach, FL 33406	312,500	5	5	5.950%	2,213	310,287	781
Pointbreak	Certain Lending	6410 Sunset Avenue #A & #B, Panama City, FL 32408	157,500	30	7	6.625%	3,828	153,672	73
Regal	Arrived Short Term Notes, LLC	2635 King Hollow Road, Sevierville, TN 37876	475,000	5	5	6.990%	3,562	471,438	1,187
Serenity	Arrived Short Term Notes, LLC	32 San Patricio Dr, Sedona, AZ 86336	492,750	5	5	5.950%	3,285	489,465	1,232
Sugarcreek	Arrived Short Term Notes, LLC	555 Sugar Creek Road, Blue Ridge, GA 30513	210,000	5	5	5.950%	1,488	208,513	525
			$4,772,900				$51,281	$4,721,619	$8,978

December 31, 2025

Series	Lender	Address	Mortgage principal	Term (years)	Interest only period (years)	Interest rate	Unamortized Loan Cost	Mortgage Payable, net of unamortized loan fees	Amortization of loan fees
Ace	Certain Lending	14249 N. 49th Street, Scottsdale, AZ 85254	$441,000	30	7	6.625%	$8,533	$432,467	$319
Cactus	Arrived Short Term Notes, LLC	5108 E Janice Way, Scottsdale, AZ 85254	440,370	5	5	6.625%	3,853	436,517	2,202
Cardinal	Certain Lending	6085 North 85th Avenue, Glendale, AZ 85305	312,480	30	7	6.625%	6,241	306,239	233
Hammock	Private Lender	10736 Frances Lane, Largo, FL 33774	226,800	30	5	6.625%	2,047	224,753	1,170
Havasu	Certain Lending	520 Jones Drive, Havasu City, AZ 86406	472,500	30	5	5.950%	4,528	467,972	2,363
Lakeridge	Arrived Short Term Notes, LLC	105 Lake Ridge Drive, Blue Ridge, GA 30513	282,500	5	5	5.950%	2,707	279,793	1,413
Oasis	Certain Lending	964 Youngs Lane, Nashville, TN 37207	487,500	30	7	6.625%	9,362	478,138	350
Opry	Arrived Short Term Notes, LLC	3226 Charlotte Avenue, Nashville, TN 37209	462,000	5	5	6.625%	4,813	457,188	2,310
Palm	Arrived Short Term Notes, LLC	2299 Kentucky Street, West Palm Beach, FL 33406	312,500	5	5	5.950%	2,994	309,506	1,563
Pointbreak	Certain Lending	6410 Sunset Avenue #A & #B, Panama City, FL 32408	157,500	30	7	6.625%	3,901	153,599	146
Regal	Arrived Short Term Notes, LLC	2635 King Hollow Road, Sevierville, TN 37876	475,000	5	5	6.990%	4,750	470,250	2,375
Serenity	Arrived Short Term Notes, LLC	32 San Patricio Dr, Sedona, AZ 86336	492,750	5	5	5.950%	4,517	488,233	2,464
Sugarcreek	Arrived Short Term Notes, LLC	555 Sugar Creek Road, Blue Ridge, GA 30513	210,000	5	5	5.950%	2,013	207,988	1,050
			$4,772,900				$60,259	$4,712,641	$17,956

There were no changes in the composition or principal amounts of mortgage payables compared to December 31, 2025.

Unamortized loan fees, presented as a deduction from mortgage payables, totaled $51,281 and $60,259, respectively, as of June 30, 2026 and December 31, 2025.

Interest expense on mortgage payables was $152,994 for each of the six months ended June 30, 2026 and 2025. Amortization of loan fees, included in interest expense, was $8,978 for each of the six months ended June 30, 2026 and 2025.

NOTE 6: OPERATIONAL NOTES, RELATED PARTY

As of June 30, 2026 and December 31, 2025, several series obtained operational notes from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $1,828,022 and $1,483,022, respectively. These notes have a term of 18 months and bear interest at a rate of 6.5% per annum. During the six months ended June 30, 2026, all operational notes that previously bore interest at 7.5% per annum were reissued at 6.5% per annum. The operational notes do not have any prepayment penalties. The operational notes are classified as non-current liabilities, as they mature more than twelve months after June 30, 2026, and Arrived Short Term Notes, LLC intends to reissue the notes as they approach maturity until the applicable series has the ability to repay the outstanding balance in full. The proceeds were used for property improvements and other operating needs. Interest expense associated with these notes for the six months ended June 30, 2026 and 2025 was $49,936 and $31,269, respectively.

NOTE 7: MEMBERS’ EQUITY

Each series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company. The manager will be responsible for directing the management of the series’ business and affairs, managing the day-to-day affairs, and implementing the series’ investment strategy.

The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series.

The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The series expects the manager to make distributions on a monthly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2026 and 2025, no series had closed on a public offering of membership interests.

Redemptions

There were no redemptions during the six months ended June 30, 2026 and 2025.

Distributions

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 12 and 28 series, totaling $204,190 and $279,228, respectively, which were recorded as a reduction to members’ capital. The following table reflects total distributions by series during the six months ended June 30, 2026 and 2025.

Series	June 30, 2026	June 30, 2025
Ace	$10,242	$12,914
Billingswood	-	5,595
Cactus	11,609	15,271
Cardinal	23,149	11,376
Coolbaugh	-	1,423
Hammock	-	3,686
Havasu	-	4,590
Hickorybear	-	5,012
Kinlani	21,647	25,091
Koi	35,435	20,028
Lakeridge	-	2,697
Lodge	1,427	8,559
Longbranch	1,125	10,686
Loop	909	4,547
Mirage	-	4,202
Myrtle	-	6,448
Oasis	-	3,656
Opry	-	4,645
Orchard	828	4,141
Palm	-	-
Pasquin	-	3,657
Pickler	62,171	53,182
Pointbreak	-	2,949
Regal	-	4,022
Serenity	21,980	18,913
Smokey	-	7,862
Solstice	-	12,343
Sugarcreek	-	1,851
SuiteSpot	13,668	19,880
	$204,190	$279,228

NOTE 8: RELATED PARTY TRANSACTIONS

The series’ manager, Arrived Fund Manager, LLC, is the managing member with common management of the series.

Due from (to) Related Party

Each series enters into various transactions with the manager and its affiliates in the normal course of operating and financing activities. As of June 30, 2026 and December 31, 2025, certain series had outstanding payables of $354,219 and $343,651, respectively, to the manager, while certain series had outstanding receivables of $6,692 and $89,584, respectively, from the manager. These advances are interest-free, do not have defined repayment terms, and are used to support the ongoing operations of the business.

Due from (to) Related Party Property Manager

As of June 30, 2026 and December 31, 2025, certain series had aggregate payables of $44,952 and $127,614, respectively, to Arrived Property Manager, LLC, while other series had aggregate receivables of $57,253 and $4,194, respectively, from Arrived Property Manager, LLC.

Deemed Contributions

During the six months ended June 30, 2026 and 2025, no series received deemed contributions from the manager in exchange for forgiveness of amounts previously due to the manager.

Management Compensation

During the six months ended June 30, 2026 and 2025, total management fees charged by the manager, including asset management fees and property management fees, were $165,723 and $90,021, respectively. The following table reflects details of the total fees paid by series to the manager during the six months ended June 30, 2026 and 2025:

June 30, 2026

Series	Asset management fee	Property management fee, related party	Total
Ace	$2,943	$-	$2,943
Billingswood	865	3,341	4,206
Cactus	3,225	-	3,225
Cardinal	4,922	-	4,922
Coolbaugh	1,420	5,578	6,998
Hammock	2,252	8,807	11,059
Havasu	1,355	1,947	3,302
Hickorybear	698	1,437	2,135
Kinlani	1,769	-	1,769
Koi	4,065	-	4,065
Lakeridge	1,236	4,625	5,861
Lodge	1,928	4,101	6,030
Longbranch	1,272	2,458	3,730
Loop	1,081	4,322	5,403
Mirage	707	1,927	2,634
Myrtle	1,301	5,022	6,323
Oasis	1,131	4,503	5,634
Opry	1,409	5,558	6,967
Orchard	971	3,605	4,576
Palm	3,511	14,004	17,515
Pasquin	915	3,601	4,517
Pickler	4,756	-	4,756
Pointbreak	1,739	6,215	7,953
Regal	1,228	4,731	5,959
Serenity	2,561	-	2,561
Smokey	1,035	3,981	5,017
Solstice	1,022	4,044	5,066
Sugarcreek	877	3,350	4,227
SuiteSpot	3,274	13,098	16,372
	$55,469	$110,254	$165,723

June 30, 2025

Series	Asset management fee	Property management fee, related party	Total
Ace	$2,848	$-	$2,848
Billingswood	991	-	991
Cactus	2,901	-	2,901
Cardinal	3,068	-	3,068
Coolbaugh	251	-	251
Hammock	1,691	-	1,691
Havasu	983	-	983
Hickorybear	1,066	-	1,066
Kinlani	1,950	-	1,950
Koi	3,635	-	3,635
Lakeridge	835	-	835
Lodge	1,935	-	1,935
Longbranch	1,312	-	1,312
Loop	769	3,077	3,847
Mirage	633	-	633
Myrtle	1,191	4,746	5,937
Oasis	1,284	5,037	6,322
Opry	1,447	5,769	7,217
Orchard	812	-	812
Palm	52	-	52
Pasquin	763	-	763
Pickler	4,121	-	4,121
Pointbreak	1,472	5,630	7,102
Regal	1,282	4,978	6,259
Serenity	1,616	-	1,616
Smokey	695	2,841	3,536
Solstice	767	-	767
Sugarcreek	655	-	655
SuiteSpot	3,383	13,534	16,917
	$44,409	$45,612	$90,021

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences relate primarily to net operating loss carryforwards. As of June 30, 2026 and December 31, 2025, the Company and series determined that a full valuation allowance against net deferred tax assets was required due to the uncertainty of their future realization. For the six months ended June 30, 2026 and 2025, no provision for federal and state income taxes has been recorded. For series that incurred net losses, the related deferred tax assets were fully offset by a valuation allowance; accordingly, no income tax benefit was recognized. For series that generated net income, no income tax provision was recognized because taxable income was offset by available net operating loss carryforwards, with any remaining tax due deemed immaterial. Accordingly, the effective tax rate was 0% for the six months ended June 30, 2026 and 2025. The Company and its series may be subject to state and local income or franchise taxes in various jurisdictions, generally based on legal entity status or as a result of owning or operating real estate within those jurisdictions. For the six months ended June 30, 2026 and 2025, such taxes were not material to the consolidated and consolidating financial statements. The Company and series policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the consolidated statements of comprehensive income (loss). As of June 30, 2026 and December 31, 2025, the Company and its series had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions. Accordingly, no accrual for uncertain tax positions was recorded as of those dates.

The Company and its series are not currently subject to any income tax audits in any taxing jurisdiction. U.S. federal and applicable state returns for tax years 2024 and forward remain subject to examination.

NOTE 10: SUBSEQUENT EVENTS

During the period from July 1, 2026 through August 31, 2026, certain series declared and paid aggregate distributions totaling $19,381.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR, LLC
2.2*	Limited Liability Company Agreement of Arrived STR, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2022, between Arrived STR, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated July 27, 2022, between Arrived STR, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Misfit Homes LLC and Arrived Series [*], a series of Arrived STR, LLC
6.5*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.6*	Purchase and Sale Agreement dated July 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Oasis property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oasis dated July 25, 2022 for Arrived Series Oasis property
6.7*	Purchase and Sale Agreement dated August 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Ace property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ace dated August 26, 2022 for Arrived Series Ace property
6.7.2*	Counteroffer to Offer dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.7.3*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.8*	Purchase and Sale Agreement dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cardinal property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cardinal dated August 26, 2022 for Arrived Series Cardinal property
6.9*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hammock property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hammock dated August 30, 2022 for Arrived Series Hammock property
6.10*	Purchase and Sale Agreement dated August 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mirage property
6.10.1*	Counteroffer to Offer dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mirage Property

Exhibit No.	Description
6.11*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Orchard property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Orchard dated August 26, 2022 for Arrived Series Orchard property
6.11.2*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Orchard Property
6.12*	Purchase and Sale Agreement dated August 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pointbreak property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pointbreak dated August 30, 2022 for Arrived Series Pointbreak property
6.12.2*	Addendum to Purchase and Sale Agreement dated September 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pointbreak Property
6.13*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR, LLC
6.14*	Form of Property Management Agreement, dated [*], 202[*], between Roseus Hospitality Group LLC and Arrived Series [*], a series of Arrived STR, LLC
6.15*	Form of Property Management Agreement, dated [*], 202[*], between Southern Comfort Cabin Rentals, LLC and Arrived Series [*], a series of Arrived STR, LLC
6.16*	Form of Property Management Agreement, dated [*], 202[*], between Alpha Geek Capital 2 LLC and Arrived Series [*], a series of Arrived STR, LLC
6.17*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cactus property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cactus dated September 13, 2022 for Arrived Series Cactus property
6.17.2*	Counteroffer to Offer dated September 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cactus Property
6.18*	Purchase and Sale Agreement dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Opry property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Opry dated September 19, 2022 for Arrived Series Opry property
6.19*	Purchase and Sale Agreement dated October 4, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lakeridge property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lakeridge dated October 8, 2022 for Arrived Series Lakeridge property

Exhibit No.	Description
6.20*	Purchase and Sale Agreement dated October 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Palm property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palm dated September 13, 2022 for Arrived Series Palm property
6.20.2*	Addendum to Purchase and Sale Agreement dated September 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Palm Property
6.21*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Serenity property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Serenity dated September 28, 2022 for Arrived Series Serenity property
6.21.2*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.21.3*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.22*	Purchase and Sale Agreement dated October 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sugarcreek property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sugarcreek dated October 8, 2022 for Arrived Series Sugarcreek property
6.23*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Havasu property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Havasu dated October 19, 2022 for Arrived Series Havasu property
6.24*	Form of Property Management Agreement, dated [*], 202[*], between AvantStay, Inc. and Arrived Series [*], a series of Arrived STR, LLC
6.25*	Purchase and Sale Agreement dated November 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Regal property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Regal dated November 29, 2022 for Arrived Series Regal property
6.26*	Purchase and Sale Agreement dated October 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lodge property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lodge dated November 10, 2022 for Arrived Series Lodge property
6.27*	Form of Property Management Agreement, dated [*], 202[*], between Cabins in Broken Bow and Arrived Series [*], a series of Arrived STR, LLC
6.26.2*	Addendum to Purchase and Sale Agreement dated January 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hickorybear Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kinlani dated January 23, 2023 for Arrived Series Kinlani property
6.28*	Purchase and Sale Agreement dated January 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Myrtle property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Myrtle dated January 20, 2022 for Arrived Series Myrtle property
6.28.2*	Addendum to Purchase and Sale Agreement dated December 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Myrtle Property
6.29*	Purchase and Sale Agreement dated January 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pasquin property

Exhibit No.	Description
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pasquin dated January 23, 2023 for Arrived Series Pasquin property
6.29.2*	Addendum to Purchase and Sale Agreement dated January 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pasquin Property
6.30*	Purchase and Sale Agreement dated January 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Coolbaugh property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Coolbaugh dated February 3, 2023 for Arrived Series Coolbaugh property
6.31*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Koi property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Koi dated February 22, 2023 for Arrived Series Koi property
6.31.2*	Counteroffer to Offer dated February 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Koi Property
6.32*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Longbranch property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Longbranch dated February 22, 2023 for Arrived Series Longbranch property
6.33*	Purchase and Sale Agreement dated March 4, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Loop property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Loop dated March 6, 2023 for Arrived Series Loop property
6.33.2*	Addendum to Purchase and Sale Agreement dated March 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.33.4*	Counteroffer to Offer dated March 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.34*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pickler property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pickler dated March 16, 2023 for Arrived Series Pickler property
6.35*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Billingswood property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Billingswood dated February 24, 2023 for Arrived Series Billingswood property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Smokey property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Smokey dated March 10, 2023 for Arrived Series Smokey property
6.36.2*	Counteroffer to Offer dated March 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Smokey Property
6.37*	Purchase and Sale Agreement dated May 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solstice property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solstice dated May 24, 2023 for Arrived Series Solstice property
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived STR, LLC

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived STR, LLC

/s/ Sue Korn	Principal Financial and	September 28, 2026
Sue Korn	Accounting Officer of Arrived Holdings, Inc.
Principal Financial and Accounting Officer of Arrived STR, LLC

/s/ Kenneth Cason	Chief Technology Officer	September 28, 2026
Kenneth Cason	of Arrived Holdings, Inc. Chief Technology Officer and
Director of Arrived STR, LLC

Arrived Fund Manager, LLC	Managing Member	September 28, 2026

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer